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                                                                      EXHIBIT 12

PECO Energy Company computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend
(Amounts in million of dollars)

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
                                                               Twelve Months Ended             Years Ended December 31,
                                                              6/30/2002 (Unaudited)    2001     2000     1999     1998     1997
                                                              --------------------     ----     ----     ----     ----     ----
Pre-tax income from continuing operations
before adjustment for income or loss from
equity investees                                                               574      622      757      977      853      629

Income or loss from equity investees                                             -        -       41       38       54       14

Capitalized Interest or AFUDC                                                    1        2        2        6        7        0

Pre-tax income from continuing operation
after adjustment for income or loss from
equity investees and capitalized interest or AFUDC                             573      620      796    1,009      900      643

Fixed charges:

Interest costs and amortization of debt
discount and premium on all indebtedness                                       385      425      467      423      369      402

Rental                                                                           -        -        -        3        9        9

Total Fixed Charges                                                            385      425      467      426      378      411

Dividends on preferred Stock                                                     9       10       10       12       13       17
Adjustment to Preferred Stock Dividends*                                         4        5        6        7        8       15

Total Combined Fixed Charges and Preferred Stock Dividends                     398      440      483      445      399      443

Pre-tax income from continuing operation
after adjustment for income or loss from
equity investees plus fixed charges                                            958    1,045    1,263    1,435    1,278    1,054

Ratio of earnings to fixed charges                                            2.49     2.46     2.70     3.37     3.38     2.56
Ratio of earnings to combined fixed charges and preferred
stock dividends                                                               2.41     2.38     2.61     3.22     3.20     2.38
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* Additional charge equivalent to earnings required to adjust dividends on preferred stock to a pre-tax basis